EXHIBIT 99.1

NEWS RELEASE

January 17, 2023

AVINO BEATS YEARLY SILVER EQUIVALENT PRODUCTION ESTIMATE WITH OVER

2.6 MILLION OZS IN 2022 - AN INCREASE OF 215% OVER 2021

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report full year 2022 production results of 2,655,502 silver equivalent ounces. Fourth quarter production totaled 770,127 silver equivalent ounces which outperformed expectations.

Production Highlights – Q4 2022 (Compared to Q4 2021)

•	Silver equivalent production increased 42% to 770,127 oz2
•	Silver production increased by 89% to 309,856 oz
•	Copper production increased by 37% to 1.5 million lbs
•	Gold production increased by 12% to 2,426 oz
•	Mill throughput increased by 45% to 150,292 tonnes

Avino Mine Production – Three Months and Full Year Ended December 31, 2022 compared to Q4 2021 & 2021

Q4 2022	Q4 2021	Change		2022	2021[1]	Change
150,292	103,513	45%	Total Mill Feed (dry tonnes)	541,823	165,304	228%
70	56	26%	Feed Grade Silver (g/t)	62	53	16%
0.62	0.86	-28%	Feed Grade Gold (g/t)	0.42	0.84	-50%
0.53	0.55	-4%	Feed Grade Copper (%)	0.61	0.57	7%
92%	89%	3%	Recovery Silver (%)	92%	87%	6%
81%	75%	8%	Recovery Gold (%)	78%	75%	4%
88%	90%	-2%	Recovery Copper (%)	89%	88%	1%
309,856	163,933	89%	Total Silver Produced (oz)	985,195	245,372	302%
2,426	2,158	12%	Total Gold Produced (oz)	5,778	3,386	71%
1,540,851	1,128,728	37%	Total Copper Produced (Lbs)	6,504,177	1,869,306	248%
770,127	541,432	42%	Total Silver Equivalent Produced (oz)[2]	2,655,502	842,373	215%

“The Avino Mine continued to outperform in the final quarter of 2022, building on our record third quarter production results,” said David Wolfin, President and CEO of Avino. “We had an internal production estimate between 2.2 and 2.4 million silver equivalent ounces, and we beat the high end of that by over 250,000 silver equivalent ounces. This steady production reflects the quality of the Avino Mine asset as well as the mine site team’s ability to continually improve operations. We continue optimizing underground mining processes, growing and training a local workforce, and practicing sound financial responsibility at the mine site and at the corporate level. The dry-stack tailings facility has been completed along with the start-up testing and we are pleased to report that it is now fully operational. We have a 5-year goal to achieve intermediate producer status and the strategy in place to accomplish strong production growth over the next 5 years. We look forward to continuing improvement on our operational successes in 2023.”

January 17, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino Beats Yearly Silver Equivalent Production Estimate With Over 2.6 Million Ozs In 2022 - An Increase Of 215% Over 2021

2022 Fourth Quarter Highlights

•	Production at Avino Continues to Deliver: Silver equivalent production of 770,127 ounces represents Avino’s second highest production quarter in recent times, building on our record setting third quarter results.

•	Dry-Stack Tailings Facility Commissioned: The installation and commissioning of the dry-stack tailings project has been completed as well as the start-up testing, and the facility is now fully operational. Avino chose dry-stack tailings for its environmental, safety and economic advantages. Dry-stack tailings improve the overall tailings facility safety and stability and reduces the need to extract water from local sources by recycling the water removed from tailings. In addition, dry-stack tailings require less storage area which results in a smaller environmental footprint.

•	Announced ET Area Drilling Results: On October 11, 2022, Avino announced further drill results from the most recent six holes at the Avino Elena Tolosa (“ET”) area below our deepest Level 17 mining area. These drill results confirmed the downdip continuity of widths and grades of the Avino vein extending significant potential to a depth of at least 290 metres down dip below the current deepest development. Avino is advancing geological modelling to determine the potential geometry and controls of the mineralization. All three of Avino’s drills are currently working aimed at identifying the extent of the mineralization below the current production operations. At the end of Q4 2022, a total of 3,430 metres had been drilled bringing the total for the year to 15,582.

Further drilling near the end of Q4 2022 resulted in assays received and reported on January 5, 2023 showing the Avino Vein now extending 315 metres below the deepest Level 17 mining area, as well as demonstrating the Avino vein is getting richer in copper at depth with a grade of 1.63% copper over 16.66 metres in Hole #ET 22-12.

La Preciosa Update

The Company is conducting community engagement in the nearby towns adjacent to the property and will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently in the Company's 5-year growth strategy.

Non-Core Asset Update

During the fourth quarter, Avino finalized the option agreement with Endurance Gold (“Endurance”) on the Olympic Claims located in the Bridge River Valley in British Columbia, Canada (see news release here). Further, Avino has received the 2nd milestone payment in cash and shares that was due on or before on December 31, 2022, confirming that the option agreement remains in effect.

2023 Outlook & 2022 Year in Review

The Company will release its plans for 2023 and a review of accomplishments and milestones achieved in 2022 in the coming weeks.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, and LSI in the Netherlands and AHK.

January 17, 2023 – Avino Silver & Gold Mines Ltd. – News Release

Avino Beats Yearly Silver Equivalent Production Estimate With Over 2.6 Million Ozs In 2022 - An Increase Of 215% Over 2021

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 290 million silver equivalent ounces, within our district scaled land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for  La Preciosa with an effective date of  October 27, 2021, prepared for the Company, and references to  Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.

Footnotes:

1After a period of operational closure, the Avino Mine restarted production during Q3 2021.

2In Q4 2022, AgEq was calculated using metal prices of $21.18 per oz Ag, $1,729 per oz Au and $3.63 per lb Cu. In Q4 2021, AgEq was calculated using metal prices of $23.32 per oz Ag, $1,783 per oz Au and $4.39 per lb Cu. In 2022, AgEq was calculated using metal prices of $21.75 per oz Ag, $1,801 per oz Au and $4.00 per lb Cu. In 2021, AgEq was calculated using metal prices of $23.84 per oz Ag, $1,786 per oz Au and $4.32 per lb Cu.